1-13634

P.E. 1/1/02

02012666

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of January 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓.....   Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 15 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: __Tomkins PLC__
    (Registrant)

Date _31 January 2002_   By: _____

Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS

News Release

15 January 2002

```
INTERIM DIVIDEND
SECURITY TITLE
*Ord Shs
MNEMONIC CODE           *TOMK
SEDOL CODE              *896-265
DIVIDEND AMOUNT         *4.6p
PERIOD                  *Six months ended 31-10-01
PROVISIONAL EX DATE     *06-03-02
RECORD DATE             *08-03-02
PAYMENT DATE            *08-04-02
NOTES *
```

END

TOMKINS PLC
EAST PUTNEY HOUSE
84 UPPER RICHMOND ROAD, LONDON SW15 2ST
TEL: +44 (0)20 8871 4544   FAX: +44 (0)20 8877 9700

REGISTERED IN ENGLAND NO. 203531 – REGISTERED OFFICE AS ABOVE